Exhibit (a)(7)

CASH RESERVE FUND, INC.

ARTICLES OF AMENDMENT

(CHANGING NAME OF CLASS PURSUANT TO SECTION 2-605(A)(2))

Cash Reserve Fund, Inc., a Maryland corporation registered as an open-end investment company under the Investment Company Act of 1940 (which is hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Charter of the Corporation is hereby amended to provide that the shares of authorized capital stock of the Corporation currently designated as “Cash Reserve Prime Shares” class of the Deutsche Government Series series is hereby changed to and redesignated as the “Cash Reserve Government Shares” class of the Deutsche Government Series series.

SECOND: The Charter of the Corporation is hereby amended to provide that the shares of authorized capital stock of the Corporation currently designated as “Cash Reserve Prime Institutional Shares” class of the Deutsche Government Series series is hereby changed to and redesignated as the “Cash Reserve Government Institutional Shares” class of the Deutsche Government Series series.

THIRD: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions for redemption of the classes of capital stock changed and redesignated pursuant to Article FIRST and Article SECOND above are not changed by these Articles of Amendment.

FOURTH: A majority of the entire Board of Directors of the Corporation, acting at meetings duly called and held on July 9-10, 2015 adopted resolutions approving the amendments to the charter of the Corporation as described above. The amendments are limited to changes expressly authorized by Section 2-605 of the Maryland General Corporation Law to be made without action by the stockholders.

FIFTH: These Articles of Amendment shall become effective on May 1, 2016.

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IN WITNESS WHEREOF, Cash Reserve Fund, Inc. has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its Vice President and attested to by its Assistant Secretary on this 8th day of April, 2016; and its Vice President acknowledges that these Articles of Amendment are the act of Cash Reserve Fund,, Inc., and he further acknowledges that, as to all matters or facts set forth herein which are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.

ATTEST:	CASH RESERVE FUND, INC.

/s/ Hepsen Uzcan	/s/ John Millette
Name: Hepsen Uzcan	Name: John Millette
Position: Assistant Secretary	Position: Vice President